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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                                  May 15, 2006

                             Commission File Number:

                                  MetroGAS S.A.
             (Exact name of registrant as specified in its charter)

                                    MetroGAS
                 (Translation of registrant's name into English)

                         Gregorio Araoz de Lamadrid 1360
                       (C1267AAB) Buenos Aires, Argentina
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                        Form 20-F X            Form 40-F
                                 ---                    ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                              Yes              No X
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                              Yes              No X
                                 ---             ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                              Yes              No X
                                 ---             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
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                                  MetroGAS S.A.
                                TABLE OF CONTENTS
Item
----

1. Press Release dated May 11, 2006, announcing the closing date of the restructuring of approximately 95% of MetroGAS' existing unsecured financial indebtedness pursuant to its restructuring offer.


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[MetroGAS logo]

www.metrogas.com.ar
-------------------
                                                                         Item 1.
                                                                         -------

FOR IMMEDIATE RELEASE

For more information please contact:

MetroGAS S.A.                                       D'Longueil Consulting, New York
Eduardo Villegas Contte, Chief Financial Officer    Lucia Domville
(evillega@metrogas.com.ar)                          (ldomville@nyc.rr.com)
(5411) 4309-1434                                    (917) 375-1984
Pablo Boselli, Financial Manager
(pboselli@metrogas.com.ar)
(5411) 4309-1511


   METROGAS ANNOUNCES MAY 12, 2006 AS THE CLOSING DATE OF THE RESTRUCTURING OF
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       APPROXIMATELY 95% OF ITS EXISTING UNSECURED FINANCIAL INDEBTEDNESS
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                      PURSUANT TO ITS RESTRUCTURING OFFER
                      -----------------------------------

          BUENOS AIRES, May 11, 2006 - MetroGAS S.A. (BASE: metr; NYSE: MGS) (the "Company") today announced that it intends to close on May 12, 2006 the restructuring (the "Restructuring") of U.S.$93,808,000 principal amount (approximately 94%) of its 9-7/8% Series A Notes due 2003 (the "Series A Notes"), euros 95,203,000 principal amount (approximately 87%) of its 7.375% Series B Notes due 2002 (the "Series B Notes"), U.S.$130,000,000 principal amount (100%) of its Floating Rate Series C Notes due 2004 (the "Series C Notes" and, together with the Series A Notes and the Series B Notes, the "Existing Notes") and U.S.$50,000,000 (100%) and Ps. 44,060,576
     (100%) principal amount of its other unsecured financial indebtedness (the "Existing Bank Debt" and, together with the Existing Notes, the "Existing Debt") pursuant to its solicitations (including its solicitation in Italy) of powers of attorney authorizing the execution on behalf of holders of the Existing Notes of, and of support agreements committing certain holders of the Existing Debt to execute, an acuerdo preventivo extrajudicial (the "APE") and/or the sale on behalf of such holders of the Existing Debt for cash and/or the exchange on behalf of such holders of the Existing Debt for new securities (the "Solicitations").

          The Company also announced that holders of the equivalent of U.S.$7,972,694 principal amount of the Existing Debt had elected the cash option under the Solicitations, holders of the equivalent of U.S.$369,196,233 principal amount of the Existing Debt had elected the Series 1 exchange option under the Solicitations and holders of the equivalent of U.S.$35,783,995 principal amount of the Existing Debt had elected the Series 2 exchange option under the Solicitations while holders of the equivalent of U.S.$23,366,986 principal amount of the Existing Debt have not participated in the Restructuring. In addition, the Company announced that holders of the equivalent of U.S.$5,956,917 principal amount of the Existing Debt that had elected the Series 2 exchange option under the Solicitations had elected that their Series 2 Notes be denominated in U.S. dollars and that the balance of such holders had elected that their Series 2 Notes be denominated in euros. The Company further announced that approximately 36% of the Existing Debt held by holders that had elected the Series 1 exchange option in respect of such Existing Debt would be reallocated to the cash option in accordance with the Solicitations. Finally, the Company announced that no Unlisted Notes referred to in the Company's Solicitation Statement dated November 9, 2005, as amended and supplemented, and the Company's Italian Offer Document dated March 13, 2006 would be issued in connection with the Restructuring.
          The Company repeated its previous announcement that it would restructure the Existing Debt that is subject to the Restructuring exclusively pursuant to an out-of-court restructuring and that it would not file the APE with a commercial court of the City of Buenos Aires as

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     contemplated by the Company's Solicitation Statement dated November 9,
     2005, as amended and supplemented, and the Company's Italian Offer Document dated March 13, 2006. THIS PRESS RELEASE IS NOT AN OFFER IN ANY JURISDICTION, INCLUDING THE UNITED STATES AND ITALY, OF ANY OF THE SECURITIES THAT MAY BE ISSUED. NONE OF THE SECURITIES THAT MAY BE ISSUED MAY BE SOLD (A) IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR (B) IN ANY OTHER JURISDICTION IN WHICH SUCH SALE IS PROHIBITED. THE COMPANY HAS NOT REGISTERED UNDER THE SECURITIES ACT ANY OF THE SECURITIES THAT MAY BE ISSUED.

The Settlement Agent for the Solicitation outside Argentina is JPMorgan Chase Bank, N.A. and its telephone and fax number are +1 (212) 623-5136 and +1 (212) 623-6216, respectively. The Settlement Agent for the Solicitation inside Argentina is JPMorgan Chase Bank, N.A., Sucursal Buenos Aires, and its telephone/fax number is (54 11)-4348-3475/4325-8046.


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                                   Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date:  May 15, 2006


                                                  MetroGAS S.A.

                                                  By:    /s/ Eduardo Villegas
                                                         --------------------
                                                  Name:  Eduardo Villegas
                                                  Title: Chief Financial Officer